2003 Annual Report


weis
ARMACY



10 Year Dividend Yield
2.90%
2.97%
2.84%
2.96%
2.76%
2.78%
2.91%
3.33%
3.33%
3.36%
'94
'95
'96
'97
'98
'99
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'01
'02
'03

In 2003, Weis Markets continued to improve its position in the market place, increasing its overall sales and comparable store sales, and exceeding the performance of many retailers in its supermarket peer group.


Net Sales
(in millions of dollars)
1,993
2,042
1,972
1,999
2,042
'99
'00
'01
'02
'03


Shareholders' Equity
(in millions of dollars)
918
948
525
552
575
'99
'00
'01
'02
'03

Financial Highlights

(dollars in thousands, except per share amounts)

For the Fiscal Years Ended December 27, 2003, December 28, 2002 and December 29, 2001	**2003**	2002	2001
Net sales	**$2,042,499**	$1,999,364	$1,971,665
Income before provision for income taxes	**88,204**	94,686	81,847
Net income	**54,576**	59,149	50,055
Cash dividends	**29,909**	29,377	37,202
Shareholders' equity	**575,448**	552,432	525,364
Depreciation and amortization	**46,219**	47,682	50,977
Basic and diluted earnings per share	**2.01**	2.17	1.55
Cash dividends per share	**$ 1.10**	$ 1.08	$ 1.08
At Year-End			
Shares outstanding	**27,139,918**	27,193,537	27,203,207
Number of grocery stores	**158**	160	163
Number of pet supply stores	**33**	33	33



Robert F. Weis



Norman S. Rich

To Our Shareholders:

In 2003, Weis Markets continued to improve its position in the market place, increasing its overall sales and comparable store sales, and exceeding the performance of many retailers in its supermarket peer group. During the past year, Weis Markets' sales rose 2.2% to $2.04 billion and comparable store sales increased 2.7%. Our sales growth was the result of sustained promotional activity in most of our markets, the increasingly effective performance of our perishable departments and our ability to compete effectively for center store sales. We also continued to deliver strong returns to our shareholders—increasing our dividend by 3.7%. In 2003, our dividend yield was 3.4%.

We achieved these results during a period of economic uncertainty and rising unemployment, cautious spending by our customers, competitive market pressure on retail pricing in key categories, and increasingly competitive store opening activity in many markets. In a business environment buffeted by a number of forces beyond our control, we remained strong.

Earnings, however, did not meet expectations. Basic and diluted earnings per share were $2.01 compared to $2.17 in 2002. Net income totaled $54.6 million compared to $59.1 million in 2002. Several factors contributed to these results, including:

- Substantial and unanticipated cost increases for associate medical benefits and business insurance
- Increased expenses for fuel and store advertising
- Greater than anticipated store level expenses for snow removal and debit/credit card transactions

We are taking strong, proactive steps to control costs in these areas and improvement is evident already.

Looking ahead, we are strongly committed to delivering optimal results to our shareholders in 2004. A number of ongoing and new initiatives will play a key role in our plans.

Training. In 2003, we expanded our store level training and certification programs. We plan to increase our investment in this area substantially in 2004. We believe that well-trained associates help us enhance customer service levels and maximize efficiency levels. These programs will help us improve productivity and control costs.

Capital Investment. During 2003, we focused our store investments on proven assets—strongly performing stores with future growth potential. During the year, we expanded four stores, remodeled four units and opened a replacement superstore in Clarks Summit, PA. We also closed two units.

In 2004, we expect to ramp up our capital investment program to $93.2 million—a considerable increase over 2003. We will begin work on 30 projects, including the construction of seven superstores (five are replacement units), the expansion of



Executive Committee
(front left to right) Norman S. Rich, Robert F. Weis, (back left to right) Jonathan H. Weis and William R. Mills

nine units and the remodel of 14 others. We expect to begin these projects in 2004, but some may extend into 2005.

Technology Upgrades. Our capital budget also includes technology investments to help us improve productivity and better serve our customers. In 2003, we added self-scan lanes to 17 stores and now have self-scan systems in 80 stores. We expect to have self-scan lanes in nearly 100 of our stores by the end of the year. We have also completed the rollout of a new Direct Store Delivery receiving system.

Distribution. We will also continue to upgrade our distribution center. To that end, we have begun work on a 525,000-square-foot reconfiguration project that will improve our storage capacity and overall productivity at this facility. We have also begun installing a new voice-directed order selection system in our distribution center.

Executive Leadership. We also continue to develop a senior management team of broad ability and experience. Early in 2004, our Board of Directors appointed Jonathan H. Weis as our company's Vice Chairman. Prior to his appointment, Mr. Weis served as Vice President and Secretary and is a member of the Executive Committee of our Board of Directors. Over the past year, the company also promoted several talented individuals to a variety of supervisory positions.

Our associates, who number 18,600, are at the heart of our success. In the past year, they have worked hard to serve our customers and they share our commitment to making our business successful. We are particularly proud of those Weis Markets' associates who have been called up to active military duty in Iraq and Afghanistan. To date, 19 of our associates have been called up and qualify for our military leave policy, which entitles them to up to 26 weeks of full pay and benefits. Our thoughts and prayers are with these colleagues and their families.

As 2004 unfolds, our company is ready and eager to meet the challenges of a demanding industry. We are confident that our sound business strategy, dedicated workforce and commitment to our customers will result in a successful year for our company and our shareholders.

Sincerely,

Robert F. Weis
Chairman

Norman S. Rich
President / Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Total company sales were $2.042 billion, $1.999 billion and $1.972 billion for fiscal years 2003, 2002 and 2001, respectively. All three fiscal years were comprised of 52 weeks ending on the last Saturday in December and are directly comparable in results. Sales in 2003 increased 2.2%, or $43.1 million, compared to 2002 and comparable store sales increased 2.7%. Sales in 2002 increased 1.4%, or $27.7 million, compared to 2001 and comparable store sales increased 1.4%.

When calculating the percentage change in comparable store sales, the company defines a new store to be comparable the week following one full year of operation. Relocated stores and stores with expanded square footage are included in comparable store sales since these units are located in existing markets. When a store is closed, sales generated from that unit in the prior year are subtracted from total company sales starting the same week of closure in the prior year and continuing from that point forward.

The company cannot accurately measure the full effect of product inflation and deflation on retail pricing due to changes in the types of merchandise sold between periods, shifts in customer buying patterns and the fluctuation of competitive factors. At this time, the company is unaware of any events or trends that may cause a material change to the overall financial operation such as an upward shift in product cost.

Gross profit, as a percentage of sales, was 26.3%, 26.4% and 26.1% in 2003, 2002 and 2001, respectively. Gross profit dollars generated from sales in 2003 increased $8.7 million, or 1.6%, to $536.6 million compared to 2002, which increased $13.2 million compared to 2001. In 2003, the company experienced significant cost increases in commodities such as beef, eggs and milk. These cost increases combined with competitive activity that constrained management from increasing beef retail prices for several months, contributed to the slight erosion in the gross profit rate. Improvements in the company's supply chain network in 2002 favorably impacted the gross profit rate compared to 2001.

Operating, general and administrative expenses in 2003 totaled $466.0 million or 22.8% of sales compared to 22.4% in 2002 and 22.9% in 2001. As a percentage of sales, the .4% increase in 2003 expenses as compared to 2002, was attributable to higher labor expenses, medical benefits, supplies, debit/credit card transaction fees, store security, snow removal, business insurance and advertising costs. The company is primarily self-insured for costs related to associate health care, workers' compensation and other business insurance claims.

In 2003, the company's investment income increased $341,000, or 38.8%, to $1.2 million compared to the same period a year ago. In 2002, the company's investment income of $879,000 decreased $9.0 million, or 91.1%, compared to 2001. The company sold the majority of its investment portfolio in the first half of 2001 in order to complete an all cash stock repurchase. The company realized gains on the sale of marketable securities of $570,000 in 2001.

The company's other income is primarily generated from rental income, coupon-handling fees, lottery commissions, cardboard salvage, gain or loss on the sale of fixed assets and interest expense. Other income in 2003 totaled $16.4 million, or .8% of sales, and increased $2.0 million, or 13.6%, compared to 2002. Interest and amortization of debt expense totaled $396,000 in 2003 compared to $394,000 in 2002 and $1.4 million in 2001. Borrowings under a bridge credit agreement, initially entered into in 2001, were repaid in 2002 and the agreement was cancelled. In 2002, the company entered into a $100 million unsecured revolving credit agreement to provide funds for general corporate purposes. The company has not borrowed any funds under the revolving credit agreement.

The company's combined federal and state effective tax rate was 38.1% in 2003, 37.5% in 2002 and 38.8% in 2001. The tax rate increased in 2001 after the company sold its large position in tax-free investments in order to complete the stock repurchase. During 2003, the Internal Revenue Service completed its routine audit of the company's federal income tax returns for the years 1997 through 2001, and the resulting settlement did not have a material impact on 2003 income tax expense.

Net income in 2003 was $54.6 million or 2.7% of sales compared to $59.1 million or 3.0% of sales in 2002 and $50.1 million or 2.5% of sales in 2001. Basic and diluted earnings per share of $2.01 in 2003 compared to $2.17 in 2002 and $1.55 in 2001. The impact on earnings per share from the company's large stock repurchase was partially realized in 2001 and fully realized in 2002. At the end of 2003, the company had 27.1 million shares of common stock outstanding. Basic and diluted earnings per share are computed using weighted-average shares outstanding, which were 27.2 million in 2003 and 2002, and 32.3 million in 2001.

As of the end of the fiscal year, Weis Markets, Inc. operated 158 retail food stores and 33 SuperPetz pet supply stores. The company currently operates supermarkets in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. SuperPetz operates stores in Alabama, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina and Tennessee.

Liquidity and Capital Resources

Net cash provided by operating activities was $105.9 million in 2003 compared with $106.5 million in 2002 and $113.9 million in 2001. Working capital increased 41.2% in 2003, increased 12.3% in 2002, and decreased 79.4% in 2001. The considerable decline in working capital in 2001 resulted from the sale of a majority of the company's investment portfolio in order to fund a $434.3 million repurchase of common stock.

Net cash used in investing activities was $74.5 million in 2003 compared to $51.1 million in 2002, and $332.8 million provided by investing activities in 2001. In 2003 and 2002, these funds were used primarily for the purchases of new securities and property and equipment. Property and equipment purchases during fiscal 2003 totaled $35.9 million compared to $46.1 million in 2002 and $48.1 million in 2001. As a percentage of sales, capital expenditures were 1.8%, 2.3% and 2.4% in 2003, 2002 and 2001, respectively.

The company's capital expansion program includes the construction of new superstores, the expansion and remodeling of existing units, the acquisition of sites for future expansion, new technology purchases and the continued upgrade of the company's processing and distribution facilities. Company management estimates that its current development plans will require an investment of approximately $93.2 million in 2004. Based upon construction timetables, a portion of these expenditures may carry over into 2005.

Net cash used in financing activities during 2003 was $31.8 million compared to $54.7 million in 2002 and $446.8 million in 2001. In 2002, the company cancelled its bridge credit agreement and established a three-year unsecured revolving credit agreement in the amount of $100 million to provide funds for general corporate purposes including working capital and letters of credit. At December 27, 2003, the company had no cash borrowings but had outstanding letters of credit of approximately $21 million under the credit agreement. In 2001, the company purchased and cancelled 14.5 million shares of common stock for $434.3 million.

Total cash dividend payments on common stock amounted to $1.10 per share in 2003 compared to $1.08 in 2002 and 2001. Treasury stock purchases amounted to $2.0 million in 2003, compared to minimal purchases in the prior two years. The Board of Directors' 1996 resolution authorizing the purchase of 1,000,000 shares of treasury stock has a remaining balance of 489,918 shares. The company has no other commitment of capital resources as of December 27, 2003, other than the lease commitments on its store facilities under operating leases that expire at various dates up to 2024. The company will fund its working capital requirements and its $93.2 million capital expansion program through internally generated cash flows from operations.

The company's earnings and cash flows are subject to fluctuations due to changes in interest rates as they relate to available-for-sale securities and any future long-term debt borrowings. The company's marketable securities currently consist of Pennsylvania tax-free state and municipal bonds, equity securities and other short-term investments.

By their nature, these financial instruments inherently expose the holders to market risk. The extent of the company's interest rate and other market risk is not quantifiable or predictable with precision due to the variability of future interest rates and other changes in market conditions. However, the company believes that its exposure in this area is not material.

Under its current policies, the company invests primarily in high-grade marketable securities and does not use interest rate derivative instruments to manage exposure to interest rate fluctuations. Historically, the company's principal investment strategy of obtaining marketable securities with maturity dates between one and five years helps to minimize market risk and to maintain a balance between risk and return. The equity securities owned by the company consist primarily of stock held in large capitalized companies trading on public security exchange markets. The company's management continually monitors the risk associated with its marketable securities. A quantitative tabular presentation of risk exposure is located on page 7.

Contractual Obligations

The following table represents scheduled maturities of the company's long-term contractual obligations as of December 27, 2003.

	Payments due by period				
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$234,119	$26,545	$46,832	$38,421	$122,321
Total	$234,119	$26,545	$46,832	$38,421	$122,321

Critical Accounting Policies

The company has chosen accounting policies that it believes are appropriate to accurately and fairly report its operating results and financial position, and the company applies those accounting policies in a consistent manner. The Significant Accounting Policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The company evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. The company believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements.

Vendor Allowances

Vendor rebates, credits and promotional allowances that relate to the company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, in accordance with its underlying agreement. Off invoice and bill back allowances are used to reduce direct product costs upon the receipt of goods. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Promotional allowance funds for specific vendor sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially setup in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Store Closing Costs

The company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from two to seven years. At December 27, 2003, closed store lease liabilities totaled $2.6 million. The company estimates the lease liabilities, net of sublease income, using the undiscounted rent payments of closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which changes become known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Store closing liabilities are reviewed quarterly to ensure that any accrued amount that is no longer needed for its originally intended purpose is reversed to income in the proper period.

Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. The self-insurance liability for most of the workers' compensation claims is determined based on historical data and an estimate of claims incurred but not reported. The other self-insurance liabilities are determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers compensation claims up to $1,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $500,000. Significant assumptions used in the development of the actuarial estimates include reliance on our historical claims data including average monthly claims and average lag time between incurrence and payment.

Forward-Looking Statements

In addition to historical information, this Annual Report may contain forward-looking statements. Any forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. For example, risks and uncertainties can arise with changes in: general economic conditions, including their impact on capital expenditures; business conditions in the retail industry; the regulatory environment; rapidly changing technology and competitive factors, including increased competition with regional and national retailers; and price pressures. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the company files periodically with the Securities and Exchange Commission.

Quantitative Disclosures About Market Risk

(dollars in thousands) *December 27, 2003*			Expected Maturity Dates					Fair Value
	2004	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total**	**Dec. 27, 2003**
Rate sensitive assets:								
Fixed interest rate securities	$ 6,500	$ —	$ —	$ —	$ —	$ —	$ 6,500	$ 6,523
Average interest rate	1.31%	—	—	—	—	—	1.31%	
Variable interest rate securities	$69,888	$ —	$ —	$ —	$ —	$ —	$69,888	$69,888
Average interest rate	0.96%	—	—	—	—	—	0.96%	

(dollars in thousands) *December 28, 2002*			Expected Maturity Dates					Fair Value
	2003	2004	2005	2006	2007	Thereafter	Total	Dec. 28, 2002
Rate sensitive assets:								
Fixed interest rate securities	$ 6,000	$1,500	$ —	$ —	$ —	$ —	$ 7,500	$ 7,567
Average interest rate	1.98%	4.40%	—	—	—	—	2.17%	
Variable interest rate securities	$25,764	$ —	$ —	$ —	$ —	$ —	$25,764	$25,764
Average interest rate	1.23%	—	—	—	—	—	1.23%	

Other Relevant Market Risks

The company's equity securities at December 27, 2003 had a cost basis of $3,125,000 and a fair value of $10,684,000. The dividend yield realized on these equity investments was 4.70% in 2003. The company's equity securities at December 28, 2002 had a cost basis of $3,125,000 and a fair value of $10,179,000. The dividend yield realized on these equity investments was 4.07% in 2002. Market risk, as it relates to equities owned by the company, is discussed within the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained within this report.

Consolidated Balance Sheets

(dollars in thousands)

December 27, 2003 and December 28, 2002	**2003**	2002
Assets		
Current:		
Cash	**$ 3,452**	$ 3,929
Marketable securities	**87,095**	43,510
Accounts receivable	**34,111**	30,188
Inventories	**173,552**	182,832
Prepaid expenses	**3,987**	3,980
Deferred income taxes	**4,793**	—
Total current assets	**306,990**	264,439
Property and equipment, net	**414,172**	428,153
Goodwill, intangible and other assets	**23,153**	24,107
	$ 744,315	$ 716,699
Liabilities		
Current:		
Accounts payable	**$ 95,238**	$ 101,917
Accrued expenses	**20,156**	15,704
Accrued self-insurance	**17,710**	16,117
Payable to employee benefit plans	**9,626**	8,950
Income taxes payable	**1,955**	6,112
Deferred income taxes	**—**	702
Total current liabilities	**144,685**	149,502
Deferred income taxes	**24,182**	14,765
Shareholders' Equity		
Common stock, no par value, 100,800,000 shares authorized, 32,989,507 and 32,986,337 shares issued, respectively	**7,971**	7,882
Retained earnings	**702,961**	678,294
Accumulated other comprehensive income	**4,428**	4,145
	715,360	690,321
Treasury stock at cost, 5,849,589 and 5,792,800 shares, respectively	**(139,912)**	(137,889)
Total shareholders' equity	**575,448**	552,432
	$ 744,315	$ 716,699

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(dollars in thousands, except per share amounts)

For the Fiscal Years Ended December 27, 2003, December 28, 2002 and December 29, 2001	**2003**	2002	2001
Net sales	**$2,042,499**	$1,999,364	$1,971,665
Cost of sales, including warehousing and distribution expenses	**1,505,926**	1,471,479	1,457,002
Gross profit on sales	**536,573**	527,885	514,663
Operating, general and administrative expenses	**465,952**	448,478	451,723
Income from operations	**70,621**	79,407	62,940
Investment income	**1,220**	879	9,860
Other income	**16,363**	14,400	9,047
Income before provision for income taxes	**88,204**	94,686	81,847
Provision for income taxes	**33,628**	35,537	31,792
Net income	**$ 54,576**	$ 59,149	$ 50,055
Weighted-average shares outstanding	**27,186,277**	27,201,170	32,298,696
Cash dividends per share	**$ 1.10**	$ 1.08	$ 1.08
Basic and diluted earnings per share	**$ 2.01**	$ 2.17	$ 1.55

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except shares) *For the Fiscal Years Ended December 27, 2003, December 28, 2002 and December 29, 2001*	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance at December 30, 2000	47,453,979	$7,594	$1,069,986	$ 7,284	5,766,122	$(136,978)	$ 947,886
Net income	—	—	50,055	—	—	—	50,055
Other comprehensive income, net of tax	—	—	—	(805)	—	—	(805)
Comprehensive income							49,250
Shares issued for options	1,300	36	—	—	—	—	36
Shares purchased and cancelled	(14,477,242)	—	(434,317)	—	—	—	(434,317)
Treasury stock purchased	—	—	—	—	8,708	(289)	(289)
Dividends paid	—	—	(37,202)	—	—	—	(37,202)
Balance at December 29, 2001	32,978,037	7,630	648,522	6,479	5,774,830	(137,267)	525,364
Net income	—	—	59,149	—	—	—	59,149
Other comprehensive income, net of tax	—	—	—	(2,334)	—	—	(2,334)
Comprehensive income							56,815
Shares issued for options	8,300	252	—	—	—	—	252
Treasury stock purchased	—	—	—	—	17,970	(622)	(622)
Dividends paid	—	—	(29,377)	—	—	—	(29,377)
Balance at December 28, 2002	32,986,337	7,882	678,294	4,145	5,792,800	(137,889)	552,432
Net income	—	—	54,576	—	—	—	54,576
Other comprehensive income, net of tax	—	—	—	283	—	—	283
Comprehensive income							54,859
Shares issued for options	3,170	89	—	—	—	—	89
Treasury stock purchased	—	—	—	—	56,789	(2,023)	(2,023)
Dividends paid	—	—	(29,909)	—	—	—	(29,909)
Balance at December 27, 2003	**32,989,507**	**$7,971**	**$ 702,961**	**$ 4,428**	**5,849,589**	**$(139,912)**	**$ 575,448**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)

For the Fiscal Years Ended December 27, 2003, December 28, 2002 and December 29, 2001	**2003**	2002	2001
Cash flows from operating activities:			
Net income	**$ 54,576**	$ 59,149	$ 50,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**40,196**	41,885	43,755
Amortization	**6,023**	5,797	7,222
(Gain) loss on sale of fixed assets	**122**	(3,620)	1,629
Gain on sale of marketable securities	**—**	—	(570)
Changes in operating assets and liabilities:			
Inventories	**9,280**	(12,880)	(1,411)
Accounts receivable and prepaid expenses	**(3,930)**	656	(2,923)
Income taxes recoverable	**—**	3,395	(251)
Accounts payable and other liabilities	**42**	9,551	14,993
Income taxes payable	**(4,157)**	6,112	—
Deferred income taxes	**3,721**	(3,561)	1,381
Net cash provided by operating activities	**105,873**	106,484	113,880
Cash flows from investing activities:			
Purchase of property and equipment	**(35,928)**	(46,056)	(48,046)
Proceeds from the sale of property and equipment	**4,271**	14,520	86
Purchase of marketable securities	**(55,789)**	(21,754)	(299,064)
Proceeds from maturities of marketable securities	**12,688**	2,929	556,141
Proceeds from sale of marketable securities	**—**	—	123,660
(Increase) decrease in intangible and other assets	**251**	(702)	(19)
Net cash provided by (used in) investing activities	**(74,507)**	(51,063)	332,758
Cash flows from financing activities:			
Proceeds (payments) of long-term debt, net	**—**	(25,000)	25,000
Proceeds from issuance of common stock	**89**	252	36
Dividends paid	**(29,909)**	(29,377)	(37,202)
Purchase and cancellation of stock	**—**	—	(434,317)
Purchase of treasury stock	**(2,023)**	(622)	(289)
Net cash used in financing activities	**(31,843)**	(54,747)	(446,772)
Net increase (decrease) in cash	**(477)**	674	(134)
Cash at beginning of year	**3,929**	3,255	3,389
Cash at end of year	**$ 3,452**	$ 3,929	$ 3,255

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies utilized in preparing the company's consolidated financial statements:

(a) Description of Business
Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The company is engaged principally in the retail sale of food and pet supplies in Pennsylvania and surrounding states. There was no material change in the nature of the company's business during fiscal 2003.

(b) Definition of Fiscal Year
The company's fiscal year ends on the last Saturday in December. Fiscal 2003, 2002 and 2001 were comprised of 52 weeks.

(c) Principles of Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Marketable Securities
Marketable securities consist of Pennsylvania tax-free state and municipal bonds, U.S. Treasury securities, U.S. Government federal agency notes, equity securities and other short-term investments. By policy, the company invests primarily in high-grade marketable securities. The company classifies all of its marketable securities as available-for-sale.

Available-for-sale securities are recorded at fair value as determined by quoted market price based on national markets. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the fair value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(e) Accounts Receivable
Accounts receivable are stated net of an allowance for uncollectible accounts of $1.5 million and $1.9 million as of December 27, 2003 and December 28, 2002, respectively. The reserve balance includes amounts due from pharmacy third party providers, customer returned checks and customers of the food service division sold in fiscal 2000. The company maintains an allowance for the amount of receivables deemed to be uncollectible and calculates this amount based upon historical collection activity adjusted for current conditions.

(f) Inventories
Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods.

(g) Property and Equipment
Property and equipment are carried at cost. Depreciation is provided on the cost of buildings and improvements and equipment principally using accelerated methods. Leasehold improvements are amortized over the terms of the leases or the useful lives of the assets, whichever is shorter.

Maintenance and repairs are expensed and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to "Other income."

(h) Goodwill and Intangible Assets
The company follows Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes that intangible assets with an indefinite useful life shall not be amortized until their useful life is determined to be no longer indefinite and should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 states that goodwill should not be amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances. Intangible assets with a definite useful life are generally amortized over periods ranging from 15 to 20 years. As of December 27, 2003, the company has no intangible assets with indefinite lives.

(i) Impairment of Long-Lived Assets
The company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

(j) Store Closing Costs

The company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from two to seven years. At December 27, 2003, closed store lease liabilities totaled $2.6 million. The company estimates the lease liabilities, net of sublease income, using the undiscounted rent payments of closed stores.

(k) Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers' compensation claims up to $1,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $500,000.

(l) Incentive Plans

The company has elected to follow the intrinsic value method of accounting as detailed in the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its associate stock options because the alternative fair value accounting provided for under FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing associate stock options. The effect of applying SFAS 123's fair value method to the company's stock-based awards results in pro forma net income and earnings per share that are not materially different from amounts reported.

(m) Income Taxes

Under the asset and liability method of FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n) Earnings Per Share

Earnings per common share are based on the weighted-average number of common shares outstanding. Diluted earnings per share are based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to antidilution limitations. Basic and diluted earnings per share are the same amounts for each period presented. For 2003, 2002 and 2001, options to purchase 41,111, 96,900 and 110,350, respectively, at per share prices ranging from $26.25 to $35.13, were not included in the computation of diluted earnings per share because their inclusion under the treasury stock method would have been antidilutive.

(o) Revenue Recognition

Revenue from the sale of products to the company's customers is recognized at the point of sale. Discounts provided to customers at the point of sale through the Weis Club Preferred Shopper loyalty program are recognized as a reduction in sales as products are sold. Periodically, the company will run a point based sales incentive program that rewards customers with future sales discounts. The company makes reasonable and reliable estimates of the amount of future discounts based upon historical experience and its customer data tracking software. Sales are reduced by these estimates over the life of the program.

(p) Cost of Sales, Including Warehousing and Distribution Expenses

"Cost of sales, including warehousing and distribution expenses" consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs.

(q) Vendor Allowances

Vendor rebates, credits and promotional allowances that relate to the company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, in accordance with its underlying agreement. Off invoice and bill back allowances are used to reduce direct product costs upon the receipt of goods. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Promotional allowance funds for specific vendor sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially setup in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Vendor allowances recorded as credits in cost of sales totaled $44.1 million in 2003, $44.3 million in 2002, and $40.7 million in 2001. Vendor paid cooperative advertising credits totaled $16.6 million in 2003, $17.7 million in 2002, and $18.9 million in 2001. These credits were netted against advertising costs within "Operating, general and administrative expenses." As of December 27, 2003, the company had accounts receivable due from vendors of $2.4 million for earned advertising credits and $4.7 million for earned promotional discounts. The company had $2.8 million in unearned revenue included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation.

(r) Operating, General and Administrative Expenses
Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses" on the Consolidated Statements of Income. Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

(s) Advertising Costs
The company expenses advertising costs as incurred. The company recorded advertising expense, before vendor paid cooperative advertising credits, of $25.3 million in 2003, $23.6 million in 2002, and $26.3 million in 2001 in "Operating, general and administrative expenses."

(t) Rental Income
The company leases or subleases space to tenants in owned, vacated and open store facilities. Rental income is recorded when earned as a component of "Other income." All leases are operating leases, as disclosed in Note 5, and do not contain upfront considerations.

(u) Use of Estimates
Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2 Marketable Securities

Marketable securities, as of December 27, 2003 and December 28, 2002, consisted of:

(dollars in thousands) *December 27, 2003*	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale:				
Pennsylvania state and municipal bonds	**$ 6,514**	**$ 9**	**$—**	**$ 6,523**
Equity securities	**3,125**	**7,559**	**—**	**10,684**
Other short-term investments	**69,888**	**—**	**—**	**69,888**
	$79,527	**$7,568**	**$—**	**$87,095**

(dollars in thousands) *December 28, 2002*	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Pennsylvania state and municipal bonds	$ 6,514	$ 26	$—	$ 6,540
U.S. Treasury securities	1,023	4	—	1,027
Equity securities	3,125	7,064	10	10,179
Other short-term investments	25,764	—	—	25,764
	$36,426	$7,094	$10	$43,510

Maturities of marketable securities classified as *available-for-sale* at December 27, 2003, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale:		
Due within one year	$76,402	$76,411
Equity securities	3,125	10,684
	$79,527	$87,095

See additional disclosures regarding marketable securities in Notes 1(d) and 13.

Note 3 Inventories

Merchandise inventories, as of December 27, 2003 and December 28, 2002, were valued as follows:

(dollars in thousands)	2003	2002
LIFO	**$139,577**	$145,138
Average cost	**33,975**	37,694
	$173,552	$182,832

If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $39,259,000 and $39,006,000 higher than as reported on the above methods as of December 27, 2003 and December 28, 2002, respectively.

Although management believes the use of the LIFO method for valuing certain inventories represents the most appropriate matching of costs and revenues in the company's circumstances, the following summary of net income and per share amounts based on the use of the average cost method for valuing all inventories is presented for comparative purposes.

(dollars in thousands, except per share amounts)	2003	2002	2001
Net income	**$54,724**	$57,975	$48,947
Basic and diluted earnings per share	**$ 2.01**	$ 2.13	$ 1.52

Note 4 Property and Equipment

Property and equipment, as of December 27, 2003 and December 28, 2002, consisted of:

(dollars in thousands)	Useful Life (in years)	2003	2002
Land		**$ 64,669**	$ 64,209
Buildings and improvements	10–60	**338,526**	335,224
Equipment	3–12	**495,867**	478,570
Leasehold improvements	5–20	**99,819**	99,690
Total, at cost		**998,881**	977,693
Less accumulated depreciation and amortization		**584,709**	549,540
		$414,172	$428,153

Note 5 Lease Commitments

At December 27, 2003, the company leased approximately 58% of its open store facilities under operating leases that expire at various dates up to 2024. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales and a number of leases require the company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the company may extend the lease terms from 5 to 20 years. Rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the minimum lease term. The company does not have any leases that include capital improvement funding or other lease concessions.

Rent expense and income on all leases consisted of:

(dollars in thousands)	2003	2002	2001
Minimum annual rentals	**$28,453**	$29,291	$29,706
Contingent rentals	**262**	274	219
Lease and sublease income	**(8,053)**	(7,708)	(7,575)
	$20,662	$21,857	$22,350

The following is a schedule by years of future minimum rental payments required under operating leases and total minimum sublease and lease rental income to be received that have initial or remaining non-cancelable lease terms in excess of one year as of December 27, 2003.

(dollars in thousands)	Leases	Subleases
2004	$ 26,545	$ (6,545)
2005	24,550	(5,009)
2006	22,282	(3,950)
2007	19,653	(2,896)
2008	18,768	(1,975)
Thereafter	122,321	(3,160)
	$234,119	$(23,535)

The company has $2,490,000 accrued for future minimum rental payments due on previously closed stores, reduced by the estimated sublease income to be received. The future minimum rental payments required under operating leases and estimated sublease income for these locations are included in the above schedule.

Note 6 Retirement Plans

The company has a contributory retirement savings plan (401(k)) covering substantially all full-time associates, a noncontributory profit-sharing plan covering eligible associates, a noncontributory associate stock bonus plan covering eligible associates and two supplemental retirement plans covering certain officers of the company. An eligible associate as defined in the Weis Markets, Inc. Profit Sharing Plan and the Weis Markets, Inc. Employee Stock Bonus Plan includes certain salaried associates, store management and administrative support personnel. The company's policy is to fund 401(k), profit-sharing and stock bonus costs as accrued, but not supplemental retirement costs. Contributions to the 401(k) plan, the profit-sharing plan and the stock bonus plan are made at the sole discretion of the company.

Retirement plan costs amounted to:

(dollars in thousands)	**2003**	2002	2001
Retirement savings plan	**$ 992**	$ 987	$ 955
Profit-sharing plan	**852**	850	850
Employee stock bonus plan	**40**	40	40
Supplemental retirement plans	**629**	400	303
	$2,513	$2,277	$2,148

The company maintains a non-qualified supplemental retirement plan for the payment of specific amounts of annual retirement benefits to certain officers or their beneficiaries over an actuarially computed normal life expectancy. The benefits are determined through actuarial calculations dependent on the age of the recipient, using an assumed discount rate of 7.5%.

The net periodic defined benefit obligation is computed as follows:

(dollars in thousands)	**2003**	2002
Benefit obligation at beginning of year	**$5,638**	$5,599
Interest cost	**402**	389
Benefit payments	**(283)**	(415)
Actuarial gain	**41**	65
	$5,798	$5,638

The company also maintains a second non-qualified supplemental retirement plan for certain of its associates. This plan is designed to provide retirement benefits and salary deferral opportunities because of the limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. Participants in this plan are excluded from participation in the Profit Sharing and Employee Stock Bonus plans. The Board of Directors annually determines the amount of the allocation to the plan at its sole discretion. The allocation among the various plan participants is made in relationship to their compensation, years of service and job performance. Plan participants are 100% vested in their accounts after seven years of service with the company. Benefits are distributed among participants upon reaching the applicable retirement age. Substantial risk of benefit forfeiture does exist for participants in this plan. The actuarial present value of accumulated benefits amounted to $2,616,000 and $2,138,000 at December 27, 2003 and December 28, 2002, respectively.

The company has no other post-retirement benefit plans.

Note 7 Incentive Plans

(a) Stock Option Plan

The company has an incentive stock option plan for officers and other key associates under which 185,480 shares of common stock are reserved for issuance at December 27, 2003. Under the terms of the plan, option prices are 100% of the "fair market value" of the shares on the date granted. Options granted are immediately exercisable and expire ten years after date of grant.

Changes during the three years ended December 27, 2003, in options outstanding under the plan were as follows:

	Weighted-Average Exercise Price	Shares Under Option
Balance, December 30, 2000	$34.70	116,520
Granted	$32.72	5,750
Exercised	$27.81	(1,300)
Forfeited	$35.40	(950)
Balance, December 29, 2001	$34.68	120,020
Granted	$35.73	750
Exercised	$30.40	(8,300)
Forfeited	$35.93	(1,200)
Balance, December 28, 2002	$34.99	111,270
Exercised	$27.99	(3,170)
Balance, December 27, 2003	**$35.20**	**108,100**

Exercise prices for options outstanding as of December 27, 2003 ranged from $26.50 to $37.94. The weighted-average remaining contractual life of those options is five years. As of December 27, 2003, all options are exercisable.

(b) Company Appreciation Plan

Under the company appreciation plan, officers and other associates are awarded rights equivalent to shares of company common stock. At the maturity date, usually one year after the date of award, the value of any appreciation from the original date of issue is paid in cash to the participants.

During 2003, 2002 and 2001, the company awarded 0, 13,500 and 20,100 rights, respectively, under the plan. Earnings were charged $0 in 2003, $37,000 in 2002, and credited $188,000 in 2001 for appropriate changes to the accrued expense for this plan.

Note 8 Long-Term Debt

In October 2002, the company entered into a three-year unsecured Revolving Credit Agreement (the "Credit Agreement") in the amount of $100 million to provide funds for general corporate purposes including working capital and letters of credit. The Credit Agreement requires the maintenance of affirmative and negative covenants, which among other things restrict stock purchases, capital expenditures, and asset dispositions. The covenants include the preservation of a minimum consolidated net worth and a fixed charge coverage ratio. Borrowings under the Credit Agreement bear interest at a Base-Rate Option or Euro-Rate Option at the discretion of the company. The Base-Rate is the greater of Prime Rate or 0.50% plus the Federal Funds Effective Rate. The Euro-Rate is based upon the London interbank market plus an Applicable Margin. The Applicable Margin equals 0.625% plus a Usage Fee of 0.125% when borrowings exceed 33% of the aggregate committed amounts, or 0.25% when borrowings exceed 67% of the aggregate committed amounts, or 0% in all other cases. The company also pays a commitment fee equal to 0.15% per annum on the unused portion of the Credit Agreement. At December 27, 2003, the company had no cash borrowings but had outstanding letters of credit of approximately $21 million under the Credit Agreement. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

The company entered into an unsecured $60 million bridge credit agreement on May 7, 2001, to provide funds for general corporate purposes. The availability under the bridge credit agreement was reduced to $45 million on November 15, 2001, $30 million on March 29, 2002, $25 million on May 31, 2002, and cancelled on August 30, 2002. The weighted-average interest rate for funds borrowed via the bridge credit agreement was 2.9% and 3.0% in 2002 and 2001, respectively.

Note 9 Income Taxes

The provision (benefit) for income taxes consists of:

(dollars in thousands)	**2003**	2002	2001
Current:			
Federal	**$28,387**	$34,665	$26,637
State	**1,520**	4,433	3,773
Deferred:			
Federal	**3,141**	(2,150)	1,005
State	**580**	(1,411)	377
	$33,628	$35,537	$31,792

The reconciliation of income taxes computed at the federal statutory rate (35% in 2003, 2002 and 2001) to the provision for income taxes is:

(dollars in thousands)	**2003**	2002	2001
Income taxes at federal statutory rate	**$30,871**	$33,140	$28,646
State income taxes, net of federal income tax benefit	**1,366**	1,964	2,697
Other	**1,391**	433	449
Provision for income taxes (effective tax rate 38.1%, 37.5% and 38.8%, respectively)	**$33,628**	$35,537	$31,792

Cash paid for income taxes was $31,123,000, $29,960,000 and $30,051,000 in 2003, 2002 and 2001, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 27, 2003 and December 28, 2002, are:

(dollars in thousands)	2003	2002
Deferred tax assets:		
Accounts receivable	$ 122	$ 517
Compensated absences	474	511
Employee benefit plans	10,193	6,060
General liability insurance	1,618	1,584
Nondeductible accruals and other	2,772	1,200
Total deferred tax assets	15,179	9,872
Deferred tax liabilities:		
Inventories	(7,246)	(7,635)
Unrealized gains on marketable securities	(3,140)	(2,939)
Depreciation	(24,182)	(14,765)
Total deferred tax liabilities	(34,568)	(25,339)
Net deferred tax liability	$(19,389)	$(15,467)
Current deferred asset (liability)—net	$ 4,793	$ (702)
Noncurrent deferred liability—net	(24,182)	(14,765)
Net deferred tax liability	$(19,389)	$(15,467)

Note 10 Comprehensive Income

(dollars in thousands)	2003	2002	2001
Net income	$54,576	$59,149	$50,055
Other comprehensive income by component, net of tax:			
Unrealized holding gains (losses) arising during period (Net of deferred taxes of $201, $1,655 and $335, respectively)	283	(2,334)	(471)
Reclassification adjustment for gains included in net income (Net of deferred taxes of $0, $0 and $236, respectively)	—	—	(334)
Other comprehensive income, net of tax	283	(2,334)	(805)
Comprehensive income	$54,859	$56,815	$49,250

Note 11 Goodwill and Intangible Assets

The effect of goodwill amortization on net income and earnings per share for 2003, 2002 and 2001, is as follows:

(dollars in thousands, except per share amounts)	2003	2002	2001
Net income	$54,576	$59,149	$50,055
Add: Goodwill amortization, net of tax	—	—	1,618
Adjusted net income	$54,576	$59,149	$51,673
Basic and diluted earnings per share	$ 2.01	$ 2.17	$ 1.55
Add: Goodwill amortization, net of tax	—	—	.05
Adjusted basic and diluted earnings per share	$ 2.01	$ 2.17	$ 1.60

The company adopted FASB Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") effective for fiscal years beginning December 30, 2001. Under these new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subjected to annual impairment tests. As of December 27, 2003, the company has no intangible assets with indefinite lives.

Note 12 Summary of Quarterly Results (Unaudited)

Quarterly financial data for 2003 and 2002 are as follows:

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	Mar. 29, 2003	June 28, 2003	Sep. 27, 2003	Dec. 27, 2003
Net sales	$509,071	$507,981	$504,690	$520,757
Gross profit on sales	133,129	134,446	133,391	135,607
Net income	15,784	13,779	10,864	14,149
Basic and diluted earnings per share	.58	.51	.40	.52
	Mar. 30, 2002	June 29, 2002	Sep. 28, 2002	Dec. 28, 2002
Net sales	$504,423	$491,865	$495,891	$507,185
Gross profit on sales	131,683	131,718	132,071	132,413
Net income	14,776	13,553	14,846	15,974
Basic and diluted earnings per share	.54	.50	.55	.58

Note 13 Fair Value Information

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The fair values of the company's marketable securities, as disclosed in Note 2, are based on quoted market prices.

Note 14 Contingencies

The company is involved in various legal actions arising out of the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

Report of Independent Auditors

The Board of Directors and Shareholders
Weis Markets, Inc.
Sunbury, Pennsylvania

We have audited the accompanying consolidated balance sheets of Weis Markets, Inc. as of December 27, 2003 and December 28, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 27, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weis Markets, Inc. at December 27, 2003 and December 28, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Harrisburg, PA
January 27, 2004

Five Year Review of Operations

(dollars in thousands, except per share amounts)	**52 Weeks Ended Dec. 27, 2003**	52 Weeks Ended Dec. 28, 2002	52 Weeks Ended Dec. 29, 2001	53 Weeks Ended Dec. 30, 2000	52 Weeks Ended Dec. 25, 1999
Net sales	**$2,042,499**	$1,999,364	$1,971,665	$2,042,329	$1,992,791
Costs and expenses	**1,971,878**	1,919,957	1,908,725	1,962,246	1,899,756
Income from operations	**70,621**	79,407	62,940	80,083	93,035
Investment and other income	**17,583**	15,279	18,907	36,729	30,980
Income before provision for income taxes	**88,204**	94,686	81,847	116,812	124,015
Provision for income taxes	**33,628**	35,537	31,792	42,989	44,290
Net income	**54,576**	59,149	50,055	73,823	79,725
Retained earnings, beginning of year	**678,294**	648,522	1,069,986	1,040,354	1,003,170
	732,870	707,671	1,120,041	1,114,177	1,082,895
Stock purchase and cancellation	**—**	—	434,317	—	—
Cash dividends	**29,909**	29,377	37,202	44,191	42,541
Retained earnings, end of year	**$ 702,961**	$ 678,294	$ 648,522	$1,069,986	$1,040,354
Weighted-average shares outstanding	**27,186,277**	27,201,170	32,298,696	41,695,347	41,718,188
Cash dividends per share	**$ 1.10**	$ 1.08	$ 1.08	$ 1.06	$ 1.02
Basic and diluted earnings per share	**$ 2.01**	$ 2.17	$ 1.55	$ 1.77	$ 1.91
Working capital	**$ 162,305**	$ 114,937	$ 102,331	$ 496,906	$ 481,728
Total assets	**$ 744,315**	$ 716,699	$ 704,185	$1,085,904	$1,058,221
Long-term obligations	**$ —**	$ —	$ 25,000	$ —	$ —
Shareholders' equity	**$ 575,448**	$ 552,432	$ 525,364	$ 947,886	$ 918,477
Number of grocery stores	**158**	160	163	163	163
Number of pet supply stores	**33**	33	33	33	34

Stock Prices and Dividend Information by Quarter

The company's stock is traded on the New York Stock Exchange (ticker symbol WMK). The approximate number of shareholders including individual participants in security position listings on December 27, 2003 as provided by the company's transfer agent was 5,899. High and low stock prices and dividends paid per share for the last two fiscal years were:

	2003			2002		
	Stock Price		**Dividend**	Stock Price		Dividend
Quarter	**High**	**Low**	**Per Share**	High	Low	Per Share
First	**$32.15**	**$27.41**	**$.27**	$30.62	$26.90	$.27
Second	**32.50**	**30.45**	**.27**	38.18	29.30	.27
Third	**36.11**	**31.02**	**.28**	39.50	31.03	.27
Fourth	**36.85**	**33.93**	**.28**	35.45	29.79	.27

Corporate Directory

Board of Directors

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman
and Secretary

Norman S. Rich
President / Chief Executive Officer

William R. Mills
Senior Vice President
and Treasurer/CFO

Richard E. Shulman
President, Industry Systems
Development Corporation

Michael M. Apfelbaum
Partner, Apfelbaum, Apfelbaum
& Apfelbaum, Attorneys at Law

Steven C. Smith
President & CEO
K-VA-T Food Stores, Inc.

Officers

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman
and Secretary

Norman S. Rich
President / Chief Executive Officer

William R. Mills
Senior Vice President
and Treasurer/CFO

Wayne S. Bailey
Vice President
Grocery Merchandising

Alan L. Barrick
Vice President
Engineering and Manufacturing

Walter B. Bruce
Vice President
Private Label

Harold G. Graber
Vice President
Real Estate

Dale E. Horst
Vice President
Store Operations

Daniel A. Kessler
Vice President
Procurement

Lynn A. Leitzel
Vice President
Information Technology

James E. Marcil
Vice President
Human Resources

Steven W. Michaelson
Senior Vice President
Merchandising and Marketing

Edward W. Rakoskie, Jr.
Vice President
Operations

Frank J. Santalucia
Vice President
Pharmacy

Annual Meeting
The annual meeting of the shareholders of the company will be held at 10 a.m. on Wednesday, April 14, 2004, at the Corporate offices, 1000 South Second Street, Sunbury, PA 17801.

Registrar and Transfer Agent
American Stock Transfer &
Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921-8210

Auditors
Ernst & Young LLP
Commerce Court, Suite 200
2601 Market Place
Harrisburg, PA 17110-9359

Designed by Curran & Connors, Inc. / www.curran-connors.com

weis

Weis Markets, Inc.
1000 S. Second Street
Sunbury, PA 17801-0471